


RECEIVED
AUG 2 0 2007
186
SECTION

07008188

SECURITIES A[illegible]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-21979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2006 (MM/DD/YY) AND ENDING 06/30/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DFP Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Congressional Blvd, Suite 115
(No. and Street)

Carmel	IN	46032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garry B. Lindboe 317-573-5257
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Brian W.
(Name – *if individual, state last, first, middle name*)

611 N. Harrison Street	Rushville	IN	46173
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garry B. Lindboe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DFP Equities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY ANN PUTTS
Hamilton County
My Commission Expires
March 4, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Saturday, August 11, 2007

Security Investors Protection Corp., Inc.
Washington, D.C. 20006
RE: D.F.P. Equities, Inc.

To the SIPC:

Please find enclosed a copy of the SIPC Supplemental Report and the Audited Financial Statements for D.F.P. Equities, Inc as related to the year ended June 30, 2007. If you have any questions, please feel free to contact me.

Respectfully yours,



D.F.P. Equities

Gary B. Lindboe
President

Enclosures

SUPPLEMENTAL REPORT REGARDING SIPC ASSESSMENTS

SIPC reports (SIPC-7) relating to member assessments were timely filed and paid for the year ended June 30, 2007. All assessments payable to the SIPC were paid consistent with prior years. The company is exempt from filing a SIPC Supplement Report for the current year under the provisions of Rule 17a-5(e)(4), as gross revenues are less than $500,000.

SUPPLEMENTAL REPORT REGARDING MATERIAL INADEQUACIES

My examination of the financial statements for the year ended June 30, 2007 did not disclose any material inadequacies in the accounting systems or internal controls of D.F.P. Equities, Inc.

Respectfully submitted this 11th day of August 2007.



Brian W. Rodgers
Certified Public Accountant
611 North Harrison Street
Rushville, Indiana 46173

D.F.P. EQUITIES, INC

AUDITED FINANCIAL STATEMENTS

JUNE 30, 2007

CONTENTS

Brian W. Rodgers
Certified Public Accountant
611 North Harrison Street
Rushville, Indiana 46173
765-561-3445

Independent Auditor's Report

Shareholders and Board of Directors
D.F.P. Equities, Inc.
Indianapolis, IN

I have audited the accompanying balance sheet of D.F.P. Equities, Inc as of June 30, 2007, and the related statement of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes the examining, and on a test basis, the evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as the evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in, all material respects, the financial position of D.F.P. Equities, Inc. as of June 30, 2007, and results of its operations and its cash flows for the year ended in conformity with general accepted accounting principles.



Brian W. Rodgers CPA
August 14, 2007

Member: American Institute of Certified Public Accountants
Indiana CPA Society

Assets

Current Assets:	
Cash	$ 9,720
Refundable Income Tax	865
Total Assets	10,585
Liabilities and Shareholder Equity	

Liabilities:

Income Tax Payable	-0-

Shareholder Equity:

Common Stock No Par Value	
1000 Share Authorized	
120 Issued & Outstanding	6,000
Additional Paid In Capital	5,032
Retained Earnings	(447)
Total Shareholders Equity	10,585
Total Liabilities and Shareholders' Equity	10,585

See Notes To Financial Statements

D.F.P. EQUITIES, INC.
Statement of Income and Retained Earnings
Year Ended June 30, 2007

Revenue:		
Commission Income	$ 52,585	
Gain On Sale Of Securities	21,946	
Interest Income	97	
Total Revenue		74,627
Operating Expenses		
Commission Expense	78,307	
Total Operating Expenses		78,307
Income (Loss) Before		(3,680)
Provision for the Income Taxes		(880)
Net Income (Loss)		(2,800)
Retained Earnings at the Beginning of the Year		2,353
Retained Earnings at End of Year		(447)

See Notes to Financial Statement

D.F.P. EQUITIES, INC.
Statement of Cash Flows
Year Ended June 30, 2007

Cash Flows From Operating Activities:		
Net Income (Loss)	$ (2,800)	
Provision for Income Tax	(865)	
Income Tax Paid	(851)	
Net Cash Provided (Used) by Operating Activities		(4,516)
Cash Flows From Investing Activities:		
Net Cash Provided (Used) by Investing Activities		-0-
Cash Flows From Financing Activities:		
Net Cash Provided By Financing Activities		-0-
Net Increase (Decrease) in Cash and Cash Equivalents		$(4,516)
Cash and Cash Equivalents* Beginning of Year		$ 14,236
Cash and Cash Equivalents* End of Year		$ 9,720

*Note- The Company has never had any cash equivalents and consequently has not defined cash equivalents.

See Notes to Financial Statement

D.F.P. EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007

Note A – SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

General - D.F.P. EQUITIES, INC. operates as an agent that solicits investors for it's principal.

Method of Accounting - The accompanying financial statements have been prepared on the accrual method of accounting, whereby revenues and expenses are recognized during the period to which they apply. Marketable Securities are carried at lower of cost or market.

NOTE B – RELATED PARTY TRANSACTIONS

The following transactions occurred between the Company and Diversified Financial Programs, Inc.:

1. Commissions were paid to Diversified Financial Programs, Inc. and recorded as commission expense. This method of payment and reporting is consistent with prior years.
2. The policy of Diversified Financial Programs, Inc. (the parent) is to pay all expenses for D.F.P. EQUITIES, INC. (the company). When there is available cash flow, the company will approve the payment to the parent for expenses.

INDEPENDENT AUDITORS REPORT ON ADDITIONAL INFORMATION

Shareholders and Board of Directors
D.F.P. EQUITIES, INC.
Indianapolis, Indiana

My report on my audit of the financial statements of D.F.P. EQUITIES, INC. for the year ended June 30, 2007 appears on page three. That audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The additional information on page nine is presented to meet the requirements of the National Association of Securities Dealers, Inc. of which D.F.P. EQUITIES, INC. is a member. The additional information had been subjected to the auditing procedures applied in the audit of the balance sheet as of June 30, 2007 and the related statements of income, retained earnings and cash flows for the year then ended, and in my opinion, is fairly stated in all material respects in relating to the financial statement taken as a whole.

Brian W. Rodgers, CPA
August 11, 2007

D.F.P. EQUITIES, INC.
June 30, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

Total Equity From Statement of Financial Condition	$ 10,585
Additions	-0-
Deductions	-0-
Net Capital – June 30, 2007	10,585

STATEMENT REGARDING RECONCILIATION DIFFERENCES IN COMPUTATION OF NET CAPITAL

Unaudited Net Capital As Determined By Company	$ 10,585
Audit Adjustments	-0-
Net Capital – June 30, 2007	$ 10,585

STATEMENT OF SHAREHOLDERS EQUITY
YEAR ENDED JUNE 30, 2007

	Common Stock	Paid In Capital	Additional Retained Earnings	Total
Balance - Beginning of Year	$ 6,000	$ 29,032	$ 2,353	$ 37,385
Activity Ended June 30, 2007	-0-	(24,000)	$(2,800)	$(26,800)
Balance- End of Year	$ 6,000	$ 5,032	$ (447)	$ 10,585

RECONCILIATION BETWEEN AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION

Per Unaudited Financial Statements Determined By Company	$ 10,585
Audit Adjustments	-0-
Per Audited Financial Statements Determined By Auditor	$ 10,585

See Accountant's Report on Supplemental Information

END